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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              VARLEN CORPORATION

                           (Name of Subject Company)

                        AMSTED INDUSTRIES INCORPORATED
                        TRACK ACQUISITION INCORPORATED
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
               (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   92224810
                     (CUSIP Number of Class of Securities)

                             Thomas C. Berg, Esq.
                        Track Acquisition Incorporated
                      c/o Amsted Industries Incorporated
                      44th Floor--Boulevard Towers South
                           205 North Michigan Avenue
                            Chicago, Illinois 60601
                                (312) 819-8470
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                               ----------------

                                  Copies to:

         Gary A. Goodman, Esq.                 Robert J. Minkus, Esq.
        Terrence R. Brady, Esq.                 Schiff Hardin & Waite
           Winston & Strawn                       6600 Sears Tower
         35 West Wacker Drive                  Chicago, Illinois 60606
        Chicago, Illinois 60601               Telephone: (312) 258-5500
       Telephone: (312) 558-5600

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                       Amount of Filing Fee**
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
     $620,107,915                                            $124,021.58

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   *For purposes of calculating the filing fee only. This amount assumes the purchase in cash of (i) 17,010,834 shares of Common Stock, par value $.10 per share (and the associated Preferred Share Purchase Rights) at a price of $35.00 per share and (ii) 706,535 unexercised outstanding options to acquire shares of Common Stock under various employee stock option plans, at a price of $35.00 per share, such number of shares and outstanding options based on the Subject Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 less 100 shares owned by Track Acquisition Incorporated. **The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

                         Amount Previously Paid: None
                         Form or Registration No.: N/A
                               Filing Party: N/A
                                Date Filed: N/A

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                                SCHEDULE 14D-1

Item 1. Security and Subject Company.

   (a) The name of the subject company is Varlen Corporation, a Delaware corporation. The address of its principal executive offices is 55 Shuman Boulevard, P.O. Box 3089, Naperville, Illinois 60566-7089.

   (b) The class of securities to which this statement relates is the common stock, par value $.10 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

   (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

   (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Amsted Industries Incorporated, a Delaware corporation ("Parent"), and of Track Acquisition Incorporated, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Parent, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

   (e); (f) During the last five years, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the directors or executive officers of the Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

   (a)-(b) The information set forth in the Introductory Section and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Consideration.

   (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

   The information set forth in the Introductory Section and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

   (a)-(b) The information set forth in Sections 9 and 10 of the Offer to Purchase and in Schedule B to the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

   None.

Item 8. Persons Retained, Employed or to be Compensated.

   The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

   The financial statements of Parent and Purchaser are not material to the investment decision to be made by the holders of Shares.

Item 10. Additional Information.

   (a) None.

   (b)-(c); (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

     (a)(1)     Offer to Purchase, dated May 24, 1999.

     (a)(2)     Form of Letter of Transmittal.

     (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(5)     Press Release, dated May 18, 1999.

     (a)(6)     Press Release, dated May 24, 1999.

     (a)(7)     Form of summary advertisement, dated May 24, 1999.

     (a)(8)     Notice of Guaranteed Delivery.

     (a)(9)     IRS Guidelines to Substitute Form W-9.

     (b)        Commitment Letter, dated April 29, 1999.

     (c)        None.

     (d)        None.

     (e)        Not Applicable.

     (f)        None.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 1999

                                          Amsted Industries Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President, General
                                                   Counsel and Secretary

                                          Track Acquisition Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President and
                                              Secretary

                                 EXHIBIT INDEX

 Exhibit
 Number    Description
 -------   -----------
 (a)(1)    Offer to Purchase, dated May 24, 1999.

 (a)(2)    Form of Letter of Transmittal.

 (a)(3)    Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

 (a)(4)    Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.

 (a)(5)    Press Release, dated May 18, 1999.

 (a)(6)    Press Release, dated May 24, 1999.

 (a)(7)    Form of summary advertisement, dated May 24, 1999.

 (a)(8)    Notice of Guaranteed Delivery.

 (a)(9)    IRS Guidelines to Substitute Form W-9.

 (b)       Commitment Letter, dated April 29, 1999.

 (c)       None.

 (d)       None.

 (e)       Not Applicable.

 (f)       None.

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